Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

March 20, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Dorrie Yale

 Office of Real Estate & Construction

Re:	AltEnergy Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed March 11, 2024

File No. 001-40984

Ladies and Gentlemen:

This letter is submitted on behalf of AltEnergy Acquisition Corp (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s preliminary proxy statement on Schedule 14A filed on March 11, 2024 (the “Preliminary Proxy Statement”), as set forth in your letter dated March 19, 2024 addressed to Russell Stidolph, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an amendment to the Preliminary Proxy Statement (the “Amended Proxy Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Staff’s comment has been reproduced herein with a response to the numbered comment.

The responses provided herein are based upon information provided to Morrison Cohen LLP by the Company.

Preliminary Proxy Statement on Schedule 14A

General

1.

We note that you have included disclosure that your securities may be delisted from trading on the Nasdaq Global Market if you fail to regain compliance under the Nasdaq Minimum Total Holders Rule. We also note that you are seeking to extend your termination date to November 2, 2024, a date which is 36 months from your initial public offering with the option to extend by one-month intervals, to May 2, 2025 (a total of 42 months). Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline beyond November 2, 2024 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the Nasdaq Global Market, and the consequences of any such suspension or delisting.

Securities and Exchange Commission

Division of Corporation Finance

March 20, 2024

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 16 of the Amended Proxy Statement to address the Staff’s comment.

*   *   *

If you have any questions regarding the Preliminary Proxy Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 735-8834.

Sincerely,

/s/ Anthony M. Saur
Anthony Saur

cc:	Jack Levy

Morrison Cohen LLP

Russell Stidolph, Chief Executive Officer

AltEnergy Acquisition Corp